Exhibit (a)(8)

STRICTLY CONFIDENTIAL

Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, NJ  07054
Attention:  Ronald L. Nelson
September 6, 2011

Dear Ron:

On behalf of Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty” or the “Company”), we would like to thank you for your continued interest in the Company.  J.P. Morgan Securities LLC (“JPMorgan”) and Goldman, Sachs & Co. (“GS”) are pleased to confirm the timing and procedures for submitting a final written offer (“Offer”) for the acquisition of the Company.  This letter sets out the form, content and procedures for submitting the Offer.

In the meantime and up to the date of submission of your Offer, the Company and its advisors will continue to assist you with your due diligence efforts.  You will receive updates on the Company's financial and operating performance as and when available and reasonable access to its management team, if required.

Guidelines for submitting your Offer

Please submit your Offer in conformity with the following guidelines:

1.
Purchase price:  Your Offer should state the per share amount, in U.S. Dollars, that you would be prepared to pay for 100% of the equity of the Company (the “Purchase Price”).  Your Offer should further include the key assumptions underlying the Offer.

2.
Form of Consideration:  Your Offer should specify the allocation of cash and stock consideration constituting the Purchase Price.  For the stock consideration, please specify the stock consideration exchange ratio and the basis on which such exchange ratio was calculated.  For the cash consideration, please specify the per share cash amount.

3.
Financing: With respect to the cash component of the Purchase Price, the Offer should include the source(s) of financing (including any refinancing of existing indebtedness), commitment letter(s) securing funding, and the relevant contact information of such financing source(s).  JPMorgan and GS will contact your financing source(s) to discuss the commitment letter(s) provided.  The Offer must expressly confirm that it is not contingent on any financing requirements.  Any commitment letter(s) or similar documentation from financial institutions should also clearly state if any further confirmatory due diligence is required.  Any conditions should be clearly highlighted.

4.
Merger Agreement:  Representatives of Cleary Gottlieb Steen & Hamilton LLP (“Cleary”) will provide you with a draft Merger Agreement on Monday, September 26, 2011.  Any comments should be in the form of a specific and detailed mark up of the Merger Agreement.  Please do not provide any conceptual comments or non-specific edits to the Merger Agreement (e.g. “to be discussed” or “pending further due diligence”).  Where appropriate, we request that you provide a brief written explanation of the rationale behind your suggested changes.

Representatives of Cleary, JPMorgan, and GS will be available to discuss the Merger Agreement with you prior to the bid date.  Dollar Thrifty encourages you to avail yourselves of the opportunity to discuss questions or request clarifications regarding the Merger Agreement prior to October 10, 2011.  In this regard, please contact Paul Shim or Matt Salerno of Cleary at 212-225-2000 or Jesse Acosta of JPMorgan at 212-622-0640 to arrange any such discussions.

5.	Due diligence: The offer should indicate confirmation that you (and your financing source(s)) have completed all substantive due diligence.

6.
Necessary internal approvals:  The Offer should state that all required approvals, including the authorization of your company’s Board of Directors has been obtained prior to submitting your Offer.  If any approvals have not been received prior to your submitting the Offer, it must clearly set forth each such approval or consent that must be obtained, the anticipated timing of receipt of such approval or consent, as well as any other facts or circumstances that you can reasonably foresee that might affect the timing or certainty of signing.

7.
Regulatory approvals:  Please delineate regulatory approvals requisite to consummation of the transaction and your expected timing for obtaining such approvals.  Also please describe your organization's progress to date in obtaining regulatory approvals for the proposed transaction, your organization’s plan for completing the regulatory approval process, as well as the specific undertakings or actions, including divestitures, to which you are prepared to commit in order to obtain the necessary regulatory approvals.  The expected certainty and timing to consummation of a transaction based on your organization’s commitment to obtaining regulatory approvals will be factors in evaluating an Offer.

8.
Timing and expedited timetable:  The Offer must state in writing that it constitutes an irrevocable and binding offer, and must be valid until October 31, 2011.  Please also provide a detailed timeline and list of key events expected between signing and anticipated closing.  If stock is used as part of the form of consideration, the timeline should afford the Company the opportunity to execute any confirmatory reverse due diligence.

The Offer should confirm that you are willing to commit the resources necessary to move on an expedited timetable after the submission of the proposal to finalize and execute the Merger Agreement and announce a transaction, if Dollar Thrifty chooses to proceed with a transaction and accept your proposal.

9.
Contact information and advisors:  Please provide detailed contact information for the person(s) that can be contacted at your institution to discuss your Offer.  Please also include detailed contact information for your financial and legal advisors.

10.	Employees and Board of Directors: Please include in your Offer your proposal regarding:

a.	The composition of the combined company’s board of directors post-transaction; and

b.	Maintaining a substantial presence in the Tulsa, Oklahoma region and retaining Dollar Thrifty employees.

11.	Other: You may include in your Offer any other information which you consider to be relevant to Dollar Thrifty in making its decision regarding your proposal.

Your Offer should be submitted no later than 5:00 PM EST on Monday, October 10, 2011.  Please submit your Offer via hardcopy or email to Mark Pinsky and Bill Jacob at:

Mark Pinsky	Bill Jacob
10 South Dearborn, Floor 44	200 West Street, Floor 31
Chicago, IL 60603	New York, NY 10282
mark.b.pinsky@jpmorgan.com	bill.jacob@gs.com

The Board of Directors of the Company will meet to review your Offer.  Based upon your Offer, the Board will decide whether to have further discussions between you and the Company regarding a potential transaction.

The Company reserves the right in its sole discretion to evaluate the terms and conditions of your Offer, to enter into or terminate any negotiations or agreements with any potential purchaser or purchasers at any time (regardless of whether the potential purchasers have previously received an invitation to deliver an Offer) and to reject any or all Offer(s) from potential purchasers for any reason whatsoever.  None of the Company’s officers, directors, shareholders, employees or representatives, including JPMorgan, GS and Cleary shall have any liability to any potential purchasers as a result of the rejection of any Offer, termination of negotiations or the acceptance of another Offer at any time.

An Offer will be considered formally accepted only when the Merger Agreement has been executed and delivered by Dollar Thrifty.  Until such time, Dollar Thrifty will not have any obligations to any prospective purchaser, and following such time Dollar Thrifty’s only obligations will be those set forth in the Merger Agreement.  The submission of an Offer by you will constitute an agreement by you to be bound by the terms set forth therein.

All communications or inquiries relating to a possible transaction involving Dollar Thrifty should be directed exclusively to JPMorgan, GS or Dollar Thrifty’s chief executive officer.  You are not to communicate with the Board of Directors, any other members of management, employees, customers or suppliers of the Company on this matter other than as arranged through JPMorgan and GS.

If you have any questions regarding this process, please feel free to contact Mark Pinsky at 312-732-3300, Carsten Woehrn at 212-622-5914 or Jeff Albee at 212-902-1000.  On behalf of Dollar Thrifty, we appreciate your continued interest and we look forward to receiving and reviewing your Offer.

Yours sincerely,

/s/  MARK PINSKY

Mark Pinsky

Managing Director

312-732-3300